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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                   SCHEDULE TO
                                  (RULE 13E-4)

                                (AMENDMENT NO. 1)

                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------


                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                      (NAMES OF FILING PERSONS (OFFERORS))

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    G9618E107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               Michael S. Paquette
                      White Mountains Insurance Group, Ltd.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                            Telephone: (603) 643-1567

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             Philip A. Gelston, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE:

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Transaction Valuation*:  $247,500,000            Amount of Filing Fee*:  $49,500

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 1,500,000 outstanding Common Shares, par value $1.00, of White Mountains Insurance Group, Ltd. (the "Common Shares" or the "Shares"), at a price per Share of $165.00 in cash. As of August 18, 2000, there were 5,880,115 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: $49,500     Filing Party: White Mountains Insurance
                                         Group, Ltd.
     Form or Registration No.: Schedule TO         Date Filed: August 21, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      / / third-party tender offer subject to Rule 14d-1.
      /X/ issuer tender offer subject to Rule 13e-4.
      / / going-private transaction subject to Rule 13e-3.
      / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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         This Amendment No 1 amends and supplements the Tender Offer Statement on Schedule TO dated August 21, 2000 which relates to the issuer tender offer (the "Offer") by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company"), to purchase 1,500,000 of its own issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), at a purchase price of $165.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2000 (the "Offer to Purchase"), a copy of which is included in the Company's Tender Offer Statement on Schedule TO dated August 21, 2000 as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is included in the the Company's Tender Offer Statement on Schedule TO dated August 21, 2000 Exhibit (a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer".


ITEM 11.  ADDITIONAL INFORMATION.

(b) On September 11, 2000, the Company issued a press release, a copy of which is attached as Exhibit (a)(1)(L) which is herein incorporated by reference.


ITEM 12.  EXHIBITS.

(a)(1)(L) Text of press release issued by White Mountains Insurance Group, Ltd., dated September 11, 2000.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WHITE MOUNTAINS INSURANCE GROUP, LTD.


                                 By:  /s/ Michael S. Paquette
                                     -----------------------------------
                                     Name: Michael S. Paquette
                                     Title: Senior Vice President and Controller





Dated: September 12, 2000



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                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION
-----------                -----------
(a)(1)(L)         Text of press release issued by White Mountains Insurance
                  Group, Ltd., dated September 11, 2000.